CitroTech Inc.

6400 S. Fiddlers Green Cir., Suite 300

Greenwood Village, Colorado 80111

April 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: CitroTech Inc.

 Registration Statement on Form S-1, as amended

 File No. 333-293534

 Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CitroTech Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:00 p.m., Eastern Time, on Tuesday, April 14, 2026, or as soon thereafter as possible.

Please contact Anthony F. Newton of the Law Office of Anthony F. Newton by telephone at (832) 452-0269, or by email at tony.newton@newtonianlaw.com with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours, CITROTECH INC.

By:	/s/ Wesley J. Bolsen
Name: Wesley J. Bolsen
Title: Chief Executive Officer